Exhibit 7.1
Sun Media Corporation
Statement Regarding Calculation of Ratio of Earnings to Fixed Charges as Disclosed in Sun
Media Corporation’s Annual Report on Form 20-F for the Year Ended December 31, 2005
          For the purpose of calculating the ratios of earnings to fixed charges disclosed in Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2005, (i) earnings consist of income from continuing operations before income tax (recovery) expense and non-controlling interest, plus fixed charges, and (ii) fixed charges consist of interest expensed and capitalized, plus amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of the interest within rental expense.